Exhibit 99.1

THE INX DIGITAL COMPANY INC.

(FORMELY: VALDY INVESTMENT LTD.)

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2023

U.S. DOLLARS IN THOUSANDS

UNAUDITED

- - - - - - - - - - -

THE INX DIGITAL COMPANY INC.

CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS

U.S. dollars in thousands

		March 31,	December 31,
	Note	2023	2022
		(Unaudited)	(Audited)
Assets
Current assets:
Cash and cash equivalents		$17,874	$19,864
Cash and cash equivalents held in Reserve Fund	3	9,746	5,824
Short-term investments held in Reserve Fund	3	19,044	18,473
Short-term investments	4	3,997	5,033
Digital assets	5	3,331	2,597
Trade receivables		1,112	506
Derivative assets	6	1,074	1,072
Customer funds	7	3,080	2,609
Prepaid expenses and other receivables		1,171	1,559
Total current assets		60,429	57,537

Non-current assets:
Property, plant and equipment, net		406	395
Long term investments held in Reserve Fund	3	7,233	11,726
Long-term investments	4	4,192	4,654
Intangible assets, net		3,431	3,528
Goodwill		2,256	2,290
Rights-of-use-assets, net		1,241	1,309
		18,759	23,902

Total Assets		$79,188	$81,439

Liabilities and Equity
Current liabilities:
Accounts payable and accrued expenses		$2,824	$2,461
Funds due to customers	7	3,080	2,609
Lease liability		528	519
INX Token liability	8	53,086	56,847
INX Token warrant liability	9	1,608	1,580
Total current liabilities		61,126	64,016

Non-current liabilities:
Lease liability		717	868
Warrant liability		15	-
Total non-current liabilities		732	868
Equity:	10
Share capital and share premium		58,114	57,053
Contribution to equity by controlling shareholder		582	582
Other comprehensive loss		(865)	(1,254)
Accumulated deficit		(40,501)	(39,826)
Total equity		17,330	16,555

Total Liabilities and Equity		$79,188	$81,439

The accompanying notes are an integral part of the consolidated interim financial statements.

THE INX DIGITAL COMPANY INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands (except share and per share data)

		Three months ended March 31,
	Note	2023	2022
		(Unaudited)
Revenue:
Transaction and brokerage fees		$1,419	$1,561

Sales of digital assets		2,032	-
Cost of digital assets		(1,915)	-
Change in revaluation of digital assets, net		47	-
Net gain on digital assets		164	-

Revenue, net		1,583	1,561

Operating income (expenses):
Research and development		(1,030)	(253)
Sales and marketing		(1,058)	(2,251)
General and administrative		(4,244)	(1,706)
Fair value adjustment of INX Token warrant liability to employees and service providers	9	219	3,698
Total operating expenses		(6,113)	(512)

Net income (loss) from operations		$(4,530)	$1,049

Unrealized gain on INX Tokens issued, net	8	3,793	118,045
Fair value adjustment on warrants to investors		(15)	-
Finance income		376	183
Finance expense		(225)	(1,911)
Listing expenses		-	(5,875)
Income (loss) before tax		(601)	111,491
Tax expenses		(74)	-
Net income (loss)		(675)	111,491
Amounts that will be or that have been reclassified to profit or loss when specific conditions are met:
Realized loss on securities at fair value through other comprehensive income (loss) reclassification adjustment into net income (loss)		93	-
Unrealized gain on securities at fair value through other comprehensive income (loss)		300	-
Adjustments arising from translating financial statements from functional currency to presentation currency		(4)	84
Total other comprehensive income		389	84

Total comprehensive income (loss)		$(286)	$111,575

Earnings (loss) per share, basic	13	$(0.00)	$0.56
Earnings (loss) per share, diluted	13	$(0.00)	$0.53
Weighted average number of shares outstanding, basic		208,710,911	200,046,764
Weighted average number of shares outstanding, diluted		208,710,911	210,718,214

The accompanying notes are an integral part of the consolidated interim financial statements.

THE INX DIGITAL COMPANY INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share and per share data)

	Common Shares	Share Premium	Contribution to equity by controlling shareholder	Accumulated other comprehensive income	Accumulated deficit	Total equity

Balance as of December 31, 2021	167,331,410	$24,198	$582	$188	$(247,902)	$(222,934)
Net income	-	-	-	-	111,491	111,491
Foreign currency translation	-	-	-	(84)	-	(84)
Issuance of shares for reverse takeover transaction	5,124,740	4,372	-	-	-	4,372
Issuance of private placement shares, net of issuance costs	31,680,000	25,336	-	-	-	25,336
Share based compensation to advisors	-	1,834	-	-	-	1,834
Share based compensation	-	(2,568)	-	-	-	(2,568)
Repurchase of shares	(15,500)	(10)	-	-	-	(10)
Balance as of March 31, 2022 (unaudited)	204,120,650	53,162	582	104	(136,411)	$(82,563)

Balance as of December 31, 2022	207,823,774	$57,053	$582	$(1,254)	$(39,826)	$16,555
Net loss	-	-	-	-	(675)	(675)
Realized loss on available-for sale securities reclassification adjustment into net income (loss)	-	-	-	93	-	93
Unrealized gain on available-for-sale securities, net of realized gain (loss) reclassification	-	-	-	300	-	300
Issuance of shares to service provider	1,125,000	134	-	-	-	134
Issuance of shares from exercise of options and vesting of restricted shares units	307,163	-	-	-	-	-
Foreign currency translation	-	-	-	(4)	-	(4)
Share based compensation	-	927	-	-	-	927
Balance as of March 31, 2023 (unaudited)	209,255,937	$58,114	$582	$(865)	$(40,501)	$17,330

The accompanying notes are an integral part of the consolidated interim financial statements.

THE INX DIGITAL COMPANY INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three months ended March 31,
	2023	2022
	(Unaudited)
Net cash flows from operating activities:

Net income (loss) for the period	$(675)	$111,491
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Share-based payments	1,061	(2,568)
Listing expenses from reverse takeover transaction	-	6,464
Net loss on investments	76	1,345
Financial expenses, net	(199)	(148)
Taxes on income	74	-
Depreciation of equipment and right-of-use-assets	157	128
Amortization of intangible assets	43	62
Amortization of premium paid on investments	(53)	-
INX Token-based compensation	55	(3,698)
Net loss on warrant liability to investors	15	298
Unrealized net (gain) on INX Tokens issued	(3,793)	(118,045)
Impairment expense on digital assets	-	289
Revaluation of lease liability and right-of-use assets	(22)	(19)
Changes in operating assets and liabilities:
Increase in trade receivables	(606)	(119)
Decrease in prepaid expenses and other receivables	389	1,271
Increase in derivative assets	(2)	-
Increase in digital assets, net	(734)	-
Increase (decrease) in accounts payable and accrued expenses	339	(737)
Cash paid and received during the year for:
Interest received	291	169
Taxes received (paid), net	(22)	(67)

Net cash used in operating activities	$(3,606)	$(3,884)

Net cash flows from investing activities:

Purchase of digital assets	-	(1,802)
Purchase of equipment	(33)	(119)
Purchase of investments	(1,468)	(4,687)
Proceeds from sales and maturities of investments	7,179	-

Net cash provided by (used in) investing activities	$5,678	$(6,608)

Net cash flows from financing activities:

Proceeds from issuance of INX Tokens, net	4	-
Proceeds from private placements	-	29,333
Repurchase of common shares	-	(10)
Repayment of finance lease liabilities	(144)	(146)

Net cash provided by (used in) financing activities	$(140)	$29,177

Change in cash and cash equivalents	1,932	18,685
Cash and cash equivalents at beginning of period (*)	25,688	46,568
Cash and cash equivalents at end of period (*)	$27,620	$65,253

THE INX DIGITAL COMPANY INC.

CONDENSED CONSOLIDATED INTRIM STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three months ended March 31,
	2023	2022
	(Unaudited)
Supplemental disclosure of cash flow information and non-cash investing and financing activities:
Right of-use-asset recognize with corresponding lease liability	$-	$827
Warrant liability	$-	$4,255

(*)	Includes cash and cash equivalents held in Reserve Fund.

The accompanying notes are an integral part of the consolidated interim financial statements.

THE INX DIGITAL COMPANY INC

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2023 and 2022

U.S. dollars in thousands - unaudited (except share, per share and per token data)

NOTE 1: NATURE OF OPERATIONS

The INX Digital Company, Inc. (formerly - Valdy Investments Ltd.) (the “Company” or “TINXD”), registered at 550 Burrard Street, Suite 2900, Vancouver, BC V6C 0A3, Canada, was incorporated under the provincial Business Corporations Act (British Columbia) on August 22, 2018.

The Company completed its initial public offering (“IPO”) during fiscal year 2019 and was classified as a Capital Pool Company (“CPC”), as defined in Policy 2.4 of the TSX Venture Exchange (the “TSXV Exchange”), until November 16, 2021.

Purchase Transaction

On January 10, 2022, the Company completed the Transaction with INX Limited (“INX”), whereby INX became a wholly owned subsidiary of the Company (the “Purchase Transaction”). The Transaction resulted in a reverse takeover transaction whereby current shareholders of INX (pre-transaction) became majority shareholders of the Company. The Resulting Issuer continues the business of INX. On January 24, 2022, the Company’s shares started to trade on the NEO Exchange.

Also, on July 28, 2022, the Company received approval from The OTCQB Venture Market operated by OTC Markets Group Inc. to commence trading of its common shares under the symbol INXDF, with INX’s shares becoming eligible to be cleared and settled by the Depository Trust Company.

The condensed consolidated interim financial statements of the Company as of and for the period ended March 31, 2023, were authorized for issuance in accordance with a resolution of the board of directors on March 12, 2023.

Nature of Operations

The Company, through its subsidiaries, is engaged in the operation and ongoing development of integrated and regulated solutions for trading of blockchain assets on a digital asset and security token trading platform, and providing other services and products related to the trading of blockchain assets. The INX.One trading platform is designed to help customers automate and coordinate front-office trading functions, middle-office risk management and reporting functions, as well as operations and accounting functions. The Company charges fees at a transaction level. The transaction fee is calculated based on volume and the value of the transaction. The transaction fee is collected from customers at the time the transaction is executed.

The Company operates in the following reportable segments:

●	Digital assets segment - offers integrated, regulated solution for trading blockchain assets that includes a digital asset and security token trading platform, and other services and products related to the trading of digital assets.

●	Brokerage segment - facilitates financial transactions between financial institutions and offers a full range of brokerage services to banks worldwide.

Organizational Structure

The Company’s significant shareholder is Triple-V (1999) Ltd. (“Triple-V”) wholly owned by Mr. Shy Datika, the CEO of the Company, who, as of March 31, 2023 on a combined basis, owns 19.573% of the Company’s outstanding common shares.

THE INX DIGITAL COMPANY INC

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2023 and 2022

U.S. dollars in thousands - unaudited (except share, per share and per token data)

NOTE 1: NATURE OF OPERATIONS (Cont.)

The Company operates through the following wholly owned subsidiaries:

●	INX, a company incorporated in Gibraltar, is engaged in the operation and development of a digital assets trading platform, a security token trading platform and other services and products related to the fully integrated and regulated solutions for trading of blockchain assets. INX completed a SEC registered initial public offering of the INX Token (the “INX Token Offering”). The offering of the INX Token was registered under the United States Securities Act of 1933 and, in such registration, the INX Token is deemed to be an “equity security” under relevant SEC rules and regulations.

●	INX Digital, Inc. (“INXD”), a Delaware corporation, is registered in 43 US states plus Washington D.C. and Puerto Rico as a money transmitter to operate a trading platform for digital assets. INXD launched a digital assets trading platform on April 29, 2021, which was developed by INX and is operated by INXD. Select digital assets are supported for trading on the INXD platform, such as (identified by symbol): AAVE, AVAX, BTC, CRV, ETH, FTM, GYEN, LINK, LTC, MATIC, UNI, USDC, USDT, ZEC, ZUSD.

●	INX Securities, LLC (Previously named: Openfinance Securities, LLC) (“INXS”), a Pennsylvania limited liability company. INXS is recognized in the US as a SEC registered Broker Dealer and is an SEC registered Alternative Trading System (“ATS”). INXS was purchased by INX on May 10, 2021 as part of the Asset Purchase Agreement with Openfinance Holdings, Inc. and certain subsidiaries of Openfinance Holdings, Inc., dated January 12, 2021. After closing on the acquisition, the company’s name was changed from Openfinance Securities, LLC to INX Securities, LLC.

●	I.L.S. Brokers Ltd. (“ILSB”), a company incorporated under the laws of the State of Israel, was purchased by INX, pursuant to the share purchase agreement between INX and the shareholders of ILSB, dated June 9, 2021, for the purchase of all of the issued outstanding shares of ILSB. ILSB is a multinational brokerage house, established in 2001, that facilitates financial transactions between banks and offers a full range of brokerage services to several leading banks worldwide. ILSB’s main field of operation is foreign exchange and interest rate derivatives services. ILSB’s activities are regulated by the Israeli Capital Market Authority, Insurance and Savings and are registered with the U.S. National Futures Association (“NFA”) (authorized by the U.S. Commodity Futures Trading Commission (“CFTC”)). ILSB holds the following license: Provider of Financial Services in Israel and an introducing broker (IB) license from NFA (CFTC) in the US.

●	Midgard Technologies Ltd. (“Midgard”) is a company incorporated under the laws of the State of Israel. Midgard had served as the research and development arm of INX since November 1, 2020 and was acquired on April 1, 2021. Midgard provides software development services for the group and holds the related intellectual property.

●	INX Transfer Agent LLC (previously named TokenSoft LLC) (“INX Transfer Agent”), a Delaware limited liability company. INX Transfer Agent is a transfer agent registered with the SEC and was acquired by INX pursuant to a purchase agreement dated December 28, 2021 for a nominal consideration.

●	INX Solutions Limited, incorporated by INX in Gibraltar as a private company limited by shares. INX Solutions Limited provides liquidity and risk management services, it commenced operations during the second quarter of 2022.

The following subsidiaries are currently dormant:

●	INX Digital Assets UK Limited (Previously named: ILSB UK Limited) (“INX UK”), a company incorporated under the laws of England and Wales. INX acquired all issued and outstanding shares of INX UK on July 13, 2021, from Mr. James Crossley, former board member of INX, in consideration for an inconsequential amount of cash.

●	INX EU Ltd. (“INX EU”), a company incorporated under the laws of Cyprus.

●	INX Services, Inc., a Delaware corporation.

THE INX DIGITAL COMPANY INC

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2023 and 2022

U.S. dollars in thousands - unaudited (except share, per share and per token data)

NOTE 1: NATURE OF OPERATIONS (Cont.)

Assessment of going concern

These condensed consolidated interim financial statements have been prepared on a going concern basis, which contemplates that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. As of March 31, 2023, the Company had an accumulated deficit of $40,547. During the period ended March 31, 2023, the Company incurred an operating loss of $4,576 and negative cash flow from operating activities of $3,606. Based on the Company’s existing cash funds and the working capital in the amount of $23,599 as of March 31, 2023 (excluding assets held in the Reserve Fund and the INX Token liability), and management’s projections of the operating results for the next twelve months, management concluded that the Company has sufficient funds to continue its operations and meet its obligations for a period of at least twelve months from the date the financial statements were authorized for issuance.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in a condensed format as of March 31, 2023, and for the three months then ended (“interim consolidated financial statements”). These financial statements should be read in conjunction with the Company’s annual consolidated financial statements as of December 31, 2022, and for the year then ended, and accompanying notes (“annual consolidated financial statements”).

The significant accounting policies applied in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of the annual consolidated financial statements unless otherwise stated.

Basis of presentation of the financial statements:

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain disclosures included in audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB have been condensed or omitted.

Use of estimates and judgments

The preparation of the condensed consolidated interim financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from those estimates.

NOTE 3: RESERVE FUND

In connection with the INX Token Offering, INX committed to reserve 75% of the gross proceeds less payments to underwriters from its initial public offering in excess of $25,000 to be available to cover customer and INX’s losses, if any, that result from cybersecurity breaches or theft, errors in execution of the trading platform or its technology, and counterparty defaults, including instances where counterparties lack sufficient collateral to cover losses. INX refers to this amount as the “Reserve Fund”.

On July 13, 2021, the INX’s Board of Directors approved the Investment Policy of the Reserve Fund. Per the approved Policy, as amended on August 11, 2022, the Reserve Fund, post the amendment, shall be invested as follows: minimum 15% in cash and bank deposits, up to 70% in U.S Treasury securities, up to 20% shall be invested in exchange traded funds and up to 50% in corporate bonds and other instruments with lowest investment grade rating of BBB.

THE INX DIGITAL COMPANY INC

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2023 and 2022

U.S. dollars in thousands - unaudited (except share, per share and per token data)

NOTE 3: RESERVE FUND (Cont.)

As of March 31, 2022 and December 31, 2022, INX has segregated $36,023, which is restricted as the Reserve Fund. The Reserve Fund is comprised of cash and cash equivalents, U.S. Treasury securities and corporate bonds held at banks and brokerage firms as follows:

		March 31, 2023	December 31, 2022
		(Unaudited)	(Audited)
a.	Cash and cash equivalents	$9,746	$5,824

b.	Financial assets at fair value through other comprehensive income:
	Short-term investments (*)
	U.S. Treasury securities	5,168	6,141
	Corporate bonds – marketable investments	13,876	12,332
	Total short-term investments	19,044	18,473

	Long-term investments (*)
	U.S. Treasury securities	-	474
	Corporate bonds and loans (principally) – marketable investments	7,233	11,252

	Total long-term investments	7,233	11,726

	Total Reserve fund	$36,023	$36,023

(*)	Classified as Level 1 inputs in the fair value hierarchy.

NOTE 4: INVESTMENTS

At March 31, 2023 and December 31, 2022, the Company holds the following investments:

	March 31, 2023	December 31, 2022
	(Unaudited)	(Audited)
Financial assets at fair value through other comprehensive income:
Short-term investments (*)
U.S. Treasury securities	1,720	3,444
Corporate bonds – marketable investments	2,277	1,589
Total short-term investments	$3,997	$5,033

Long-term investments
Corporate bonds – marketable investments (*)	3,702	4,254
Other investments (**)	490	400
Total long-term investments	4,192	4,654

	$8,189	$9,687

(*)	Level 1 in the fair value hierarchy
(**)	Not traded in public market and classified as level 3 in the fair value hierarchy.

THE INX DIGITAL COMPANY INC

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2023 and 2022

U.S. dollars in thousands - unaudited (except share, per share and per token data)

NOTE 4: INVESTMENTS (Cont.)

During the three months ended March 31, 2023, INX invested $90 in a private company based in the United States, in return for preferred shares to be issued by the private company at the time of the closing in the amount of the investment, plus a warrant to purchase newly issued by the private company security tokens valued at $300 as of the date of the primary issuance at $0.01 per token. The preferred shares are convertible to security tokens.

Investments are accounted for as financial assets which are initially recognized at fair value and subsequently measured at fair value through other comprehensive income (loss). Other investments generally are not traded in public markets and include Company’s holdings in private companies under a share purchase agreement and a simple agreement for future equity (SAFE), which entitle the Company to receive common stock of the issuing companies at a future date.

NOTE 5: DIGITAL ASSETS

The Company held the following digital assets as of March 31, 2023 and December 31, 2022:

Coin Symbol	March 31, 2023		December 31, 2022

USDC	$851		$463
ETH	790		503
BTC	760		546
USDT	448		684
LTC	86		109
ZEC	52		51
UNI	51		44
CRV	51		29
AAVE	45		31
COMP	42		31
MATIC	42		28
Other	113		78
	$3,331	(*)	$2,597	(*)

(*)	All digital assets are classified as Level 2 in the fair value hierarchy, based on quoted prices in the principal market at 12:00 UTC.

NOTE 6: DERIVATIVE ASSETS

On March 31, 2023, the Company held $1,331 in collateral related to open digital assets forwards positions with fair value of $1,074, utilizing level 2 inputs in the fair value hierarchy. The derivative assets are used for risk management and economic hedging of digital assets held by the Company. Net gain (loss) recognized from the hedging activity during the three months ended on March 31, 2023 was $571, included in the change in revaluation of digital assets, net.

NOTE 7: CUSTOMER FUNDS

As of March 31, 2023 and December 31, 2022, customer funds include cash balances of $56 and $448 and digital asset balances of $3,024 and $2,161, respectively, that are held for the exclusive benefit of customers. The Company safeguards these assets and is subject to security risks for loss, theft or misuse. Therefore, the Company has concluded it has control over these assets and records them and the corresponding liability in the consolidated financial statements at fair value upon initial recognition and subsequently at each reporting period. The Company restricts the use of the assets underlying the customer funds to meet regulatory requirements and classifies the assets as current based on their purpose and availability to fulfill its direct obligation to customers.

THE INX DIGITAL COMPANY INC

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2023 and 2022

U.S. dollars in thousands - unaudited (except share, per share and per token data)

NOTE 8: INX TOKEN LIABILITY

The number of INX Tokens that the Company has issued as of March 31,2023 and December 31, 2022, or has an obligation to issue is as follows:

	March 31, 2023	December 31, 2022
	(Unaudited)	(Audited)

Significant shareholder – Triple-V	9,435,939	9,435,939

Private Placement	10,386,148	10,386,148
Founding Investors	9,078,622	9,078,622
Issued in the Offering	93,409,410	93,409,410
Employees and service providers	11,178,324	11,100,657

Total	133,488,443	133,410,776

INX Token liability	$53,086	$56,847

During the year ended on December 31, 2022, the Company granted 168,000 INX Tokens to a service provider and employees and recorded a corresponding expense of $29; Additionally, 2,534,618 INX Token warrants were exercised.

During the three months ended on March 31, 2023, the Company granted 11,000 INX Tokens to a service provider and employees and recorded a corresponding expense of $6. Additionally, 66,667 INX Token warrants were exercised.

The fair value of INX Tokens free of, or subject to lock-up agreements and the discount rates applied as of March 31, 2023 (unaudited), are as follows:

	Discount rate	Number of INX tokens	Total fair value

Not subject to lock-up	0%	125,046,377	$50,019
Subject to lock-up through April 2023	6.17%-7.18%	6,779,982	2,544
Subject to lock-up through May 2023	9.3%-9.73%	82,000	30
Subject to lock-up through June 2023	10.45%-12.26%	53,000	18
Subject to lock-up through July 2024	22.25%	1,527,084	475

Total		133,488,443	$53,086

THE INX DIGITAL COMPANY INC

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2023 and 2022

U.S. dollars in thousands - unaudited (except share, per share and per token data)

NOTE 8: INX TOKEN LIABILITY (Cont.)

The fair value of INX Tokens free of, or subject to lock-up agreements and the discount rates applied as of December 31, 2022, are as follows:

	Discount rate	Number of INX tokens	Total fair value

Not subject to lock-up	0%	122,716,614	$52,768
Subject to lock-up through February-April 2023	6%-9.3%	9,082,078	3,554
Subject to lock-up through May 2023	10.05-10.22%	82,000	31
Subject to lock-up through June 2023	10.52%	3,000	1
Subject to lock-up through July 2024	24.99%	1,527,084	493

Total		133,410,776	$56,847

On July 28, 2021, the INX Token commenced trading on the INX Securities Trading Platform, which was rebranded during 2022 as INX.One. The fair value per INX Token as of March 31,2023, and December 31,2022, for tokens that are not subject to lock-up agreement was $0.40 and $0.43 respectively, based on the closing market price of the INX Token. The level in the fair value hierarchy is level 1.

For INX tokens which are subject to lock-up agreement, the Company used the Finnerty model to determine the discount rates applying for such INX tokens during their lock-up agreements. The significant inputs and assumptions are volatility and the period under the lock up, as follows:

	March 31, 2023	December 31, 2022
(Unaudited)
Expected term (years)	0.06-1.28	0.13-1.53
Expected volatility	95.85%-109.84%	71.56%-103.37%

The level in the fair value hierarchy applied for such tokens is level 2.

For the three months ended March 31, 2023, and 2022, the re-measurement to fair value of the INX Token liability with respect to INX Tokens issued by the Company resulted in an unrealized gain of $3,793 and $118,045, respectively, which is recorded in profit or loss.

The changes in the fair value of the INX Token liability attributable to changes in credit risk, excluding those changes in credit risk attributable to the embedded derivative, are immaterial for all reported periods and therefore no amounts have been included in other comprehensive income in respect of credit risk.

NOTE 9: INX TOKEN WARRANT LIABILITY

As of March 31, 2023, and December 31, 2022, directors, employees and service providers hold 6,958,025 and 6,972,192 INX Token warrants, respectively, granted by the Company as compensation. The grantees have a right to purchase INX Tokens upon the completion of terms set forth in each warrant agreement.

	March 31, 2023	December 31, 2022
INX Token warrant liability:	(Unaudited)
Warrants granted to employees and service providers	$1,608	$1,580

The liability related to INX Token warrants is presented at fair value based on the below inputs. The level in the fair value hierarchy is level 3.

THE INX DIGITAL COMPANY INC

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2023 and 2022

U.S. dollars in thousands - unaudited (except share, per share and per token data)

NOTE 9: INX TOKEN WARRANT LIABILITY (Cont.)

The following table lists the inputs to the Black-Scholes pricing model used for the fair value measurement of INX Token warrants:

	March 31, 2023	December 31, 2022
Expected volatility of the token prices (%)	87.15% - 109.84%	67.51% - 86.39%
Risk-free interest rate (%)	3.48% - 4.77%	3.88% - 4.69%
Expected life of warrant (years)	0.08 – 10	0.08 – 10
Exercise price	$0.01 – $2.86	$0.01 – $2.86

The following table presents changes in the number of INX Token warrants during the three months ended March 31, 2023 and 2022:

	2023		2022
	Number of tokens	Weighted average exercise price	Number of tokens	Weighted average exercise price

INX Tokens warrants outstanding at beginning of year	6,972,192	$0.46	5,660,861	$0.52
INX Token warrants granted during the period	52,500	0.40	1,212,500	1.50
INX Token warrants forfeited during the period	-	-	(150,000)	0.90
INX Token warrants exercised during the period (INX Tokens issued)	(66,667)	0.09	(5,560,110)	0.14

INX Token warrants outstanding at March 31	6,958,025	$0.46	1,163,251	$1.50

INX Token warrants exercisable at March 31	2,891,028	$0.20	-	$-

Token-based compensation for the three months ended March 31, 2023, and 2022 is included within the following expenses:

	Three months ended March 31,
	2023	2022
	(Unaudited)
Operating expenses (income):
Research and development	$34	$28
Sales and marketing	103	9
General and administrative	137	(37)
Fair value adjustment of INX Token warrant liability to employees and service providers	(219)	(3,698)
Total token-based compensation	$55	$(3,698)

NOTE 10: RELATED PARTY TRANSACTIONS

a.	The Company’s related parties include its subsidiaries, associates and service providers over which the Company exercises significant influence, and key management personnel. Key management personnel are those persons having the authority and responsibility, directing and controlling the activities of the Company, directly and indirectly. Key management personnel include officers, directors and companies controlled by officers and directors.

THE INX DIGITAL COMPANY INC

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2023 and 2022

U.S. dollars in thousands - unaudited (except share, per share and per token data)

NOTE 10: RELATED PARTY TRANSACTIONS (Cont.)

b.	Agreement with Weild Capital, LLC (“Weild Capital”)

On January 2, 2023, the Company entered into and advisory services agreement with Weild Capital LLC (dba Weild & Co.) (“Weild Agreement”), a wholly owned subsidiary of Weild & Co., Inc., of which Mr. David Weild is Chairman & CEO. Mr. Weild serves as the Chairman of the board of the Company. Under the advisory agreement, the Company agreed to pay Weild Capital a nonrefundable advisory fee of $90 plus a transaction fee of three and a half percent (3.5%) of the aggregate transaction value up to $60,000, and four and a half percent (4.5%) of the aggregate transaction value in excess of $60,000, subject to a minimum transaction fee of $1,400, to be paid upon closing. In addition, under the terms of the agreement, in the event that an investment transaction is consummated within 12 months after the termination of the Weild Agreement, the Company is obligated to pay a financing placement fee equal to five and half percent (5.5%) of gross proceeds received, excluding any proceeds provided by existing shareholders of the Company. Further, Weild Capital shall receive warrants to purchase the equivalent securities on comparable terms subject to such investment transaction in an amount equal to three percent (3%) of the gross proceeds received by the Company under the investment transaction.

NOTE 11: EQUITY

Composition of share capital:

	March 31,
	2023		2022
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares

Common shares with no par value	Unlimited	209,255,937	~Unlimited	204,120,650

a)	On February 1, 2023, the Company issued 1,125,000 of common shares valued at $134, as a full consideration for the remaining amount due and outstanding under the contract with a service provider.

NOTE 12: SHARE-BASED PAYMENT

During the three months ended March 31, 2023, the activity relating to stock options was as follows:

	Number of Stock Options	Weighted average exercise price

Balance as of December 31, 2022	24,864,535	$0.55
Granted	-	-
Forfeited	(254,808)	0.17
Exercised	(307,163)	-
Balance as of March 31, 2023	24,302,564	$0.54

During the three months ended on March 31, 2023 and 2022, the Company recorded share-based compensation expense (income) of $927 and ($2,568), respectively, related to stock options granted.

THE INX DIGITAL COMPANY INC

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2023 and 2022

U.S. dollars in thousands - unaudited (except share, per share and per token data)

NOTE 13: INCOME (LOSS) PER SHARE

The table below presents basic and diluted net income per common share for the period ended March 31, 2023 and 2022 (unaudited), respectively:

	March 31, 2023	March 31, 2022
Earnings (loss) per share, basic	$(0.00)	$0.56
Earnings (loss) per share, diluted	$(0.00)	$0.53

Earnings (loss) per share, basic

The net income (loss) and weighted average number of common shares used in the calculation of basic income per share are as follows:

	March 31, 2023	March 31, 2022
Net income (loss) used in the calculation of earnings (loss) per share, basic	$(675)	$111,491
Weighted average number of common shares for the purposes of earnings (loss) per share, basic	208,710,911	200,046,764

Earnings (loss) per share, diluted

The net income (loss) and weighted average number of common shares used in the calculation of diluted income per share are as follows:

	March 31, 2023	March 31, 2022
Net income (loss) used in the calculation of earnings (loss) per share, diluted	$(675)	$111,491
Weighted average number of common shares for the purposes of diluted earnings (loss) per share	208,710,911	210,718,214

For the three months ended March 31, 2023, the weighted average number of common shares for the purposes of diluted earnings (loss) per share assumes the potential exercise of stock options under the equity compensation plan as well as options issued under SAFE agreements.

Reconciliation of the weighted average number of common shares used in the calculation of basic earnings (loss) per share to weighted average number of common shares used in the calculation of diluted earnings (loss) per share:

	March 31, 2023	March 31, 2022
Weighted average number of common shares for the purposes of basic earnings (loss) per share	208,710,911	200,046,764
Diluted shares:
Stock options	-	5,258,219
Restricted stock	-	265,995
SAFE options	-	5,147,236
Weighted average number of common shares for the purposes of diluted earnings (loss) per share	208,710,911	210,718,214

THE INX DIGITAL COMPANY INC

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2023 and 2022

U.S. dollars in thousands - unaudited (except share, per share and per token data)

NOTE 14: OPERATING SEGMENTS

a.	General:

Reportable segments represent the two lines of business for which the Company expects to earn income, incur costs and allocate resources. Operating segments are identified based on information that is reviewed by the chief operating decision maker (“CODM”) and senior management to make decisions about resources to be allocated and assess operational and financial performance. Accordingly, for management purposes, the Company is organized into operating segments as follows:

1.	Brokerage segment - facilitates financial transactions between banks and offers a full range of brokerage services to banks worldwide.

2.	Digital assets segment - development and operation of an integrated, regulated solution for trading blockchain assets such as digital assets and security tokens, and providing services and products related to the trading of blockchain assets.

b.	Reporting operating segments:

	Brokerage segment	Digital assets segment	Total
Three months ended March 31, 2023 (unaudited):

External customers	$1,330	$253	$1,583

Total revenue	1,330	253	1,583

Segment income (loss)	228	(4,622)	(4,394)

Unallocated corporate expenses:
Other income (expense)			3,793

Net income (loss) before taxes			$(601)

	Brokerage segment	Digital assets segment	Total
Three months ended March 31, 2022 (unaudited):

External customers	$1,336	$225	$1,561

Total revenue	1,336	225	1,561

Segment income (loss)	459	(7,013)	(6,554)

Unallocated corporate expenses:
Other income (expense)			118,045

Net income before taxes			$111,491

THE INX DIGITAL COMPANY INC

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2023 and 2022

U.S. dollars in thousands - unaudited (except share, per share and per token data)

NOTE 14: OPERATING SEGMENTS (Cont.)

	Brokerage segment	Digital assets segment	Total
Year ended December 31, 2022:

External customers	$3,621	$652	$4,273

Total revenue, net	3,621	652	4,273

Segment income (loss)	(157)	(11,817)	(11,974)

Unallocated corporate expenses:
Other income			220,169

Net income (loss) before taxes			$208,195

Unallocated corporate expenses for the three months ended March 31, 2023 and 2022, include the fair value adjustment on INX Tokens. Unallocated corporate expenses for the year ended December 31, 2022 include the fair value adjustment on INX Tokens and listing expenses related to the Purchase Transaction.